UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)*

                                  	Regis Corporation
                                   	(Name of Issuer)

                                        	Common
                           	(Title of Class of Securities)

                                      	758932107
                                     (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G


CUSIP No.    758932107                                    Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DAVID E. LIPSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /   /
						                                                 (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.


NUMBER OF               5          SOLE VOTING POWER
SHARES
BENEFICIALLY                        201,614
OWNED BY
EACH                    6           SHARED VOTING POWER
REPORTING
PERSON
WITH                    7           SOLE DISPOSITIVE POWER

                                    201,614

                        8           SHARED DISPOSITIVE POWER


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,614

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     	/   /  Not applicable

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Less than 1%

12    TYPE OF REPORTING PERSON*

      IN

                   	*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1 (a)	Name of Issuer:   REGIS CORPORATION

Item 1 (b)	Address of Issuer's Principal Executive Offices:
            7201 Metro Blvd., Minneapolis, Minnesota 55439

Item 2 (a)	Name of Person Filing:  David E. Lipson

Item 2 (b)	Address of Principal Business Office, or, if none, Residence:
                                   225 W. Washington, Suite 2150
    							                        Chicago, Illinois 60602

Item 2 (c)	Citizenship:    U.S.

Item 2 (d)	Title of Class of Securities: Common

Item 2 (e)	CUSIP Number:    758932107

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
 check whether the person filing is a: 	Not applicable

		(a)	/   /  Broker or Dealer registered under section 15 of the Act
		(b)	/   /  Bank as defined in section 3(a)(6) of the Act
		(c)	/   /  Insurance Company as defined in section 3(a)(19) of the Act
		(d)	/   /  Investment Company registered under section 8 of the Investment
              Company Act
		(e)	/   /  Investment Adviser registered under section 203 of the Investment
              Advisers Act of 1940
		(f)	/   /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
              1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
		(g)	/   /  Parent Holding Company, in accordance with Section 240.13d-1(b)
             (ii)(G)
              (Note: See Item 7)
		(h)	/   /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4		Ownership:

		The following information is provided as of 1/24/97:

		(a)	Amount Beneficially Owned:   201,614

		(b)	Percent of Class:    Less than 1%

		(c)	Number of shares as to which such person has:

		    	(i)   sole power to vote or to direct the vote:  201,614

    			(ii)	 shared power to vote or to direct the vote:

    			(iii)	sole power to dispose or to direct the disposition of:  201,614

    			(iv) 	shared power to dispose or to direct the disposition of:

Item 5		Ownership of Five Percent or Less of a Class:   If this statement is
        being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

       	The Reporting Person was the beneficial owner of greater than five percent (5%) of the outstanding shares of Supercuts, Inc., a Delaware corporation ("Supercuts"), prior to the disposition of the majority of such shares and the subsequent conversion of the Reporting Person's shares of Supercuts into shares of the Issuer upon the merger of Supercuts into the Issuer.

Item 6		Ownership of More than Five Percent on Behalf of Another Person:
        Not applicable

Item 7		Identification and Classification of the Subsidiary Which Acquired
        the Security Being Reported on By the Parent Holding Company:
        Not applicable

Item 8		Identification and Classification of Members of the Group:
         Not applicable

Item 9		Notice of Dissolution of Group:  Not applicable

Item 10		Certification:  Not applicable


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



						                              February 5, 1997
                                         Date

               						              /X/ David E. Lipson
                                       Signature

						                             David E. Lipson
                                       Name/Title


Attention: 	Intentional misstatements or omissions of fact constitute
             Federal criminal violations (See 18 U.S.C. 1001).